UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 28, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 1-2402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Capital Accumulation Plan

Audited Financial Statements and Supplemental Schedule

Years Ended October 28, 2012 and October 30, 2011

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan as of October 28, 2012 and October 30, 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 28, 2012 and October 30, 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 28, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

April 26, 2013

Capital Accumulation Plan

Statements of Net Assets Available for Benefits

	October 28,	October 30,
	2012	2011
Assets
Investments, at fair value	$46,651,769	$40,462,614
Receivables:
Contribution from employer	38,734	35,684
Contribution from participants	53,489	48,366
Promissory notes from participants	3,996,722	3,737,666
Total receivables	4,088,945	3,821,716
Net assets available for benefits, at fair value	50,740,714	44,284,330
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(2,288,186)	(1,276,327)
Net assets available for benefits	$48,452,528	$43,008,003

See accompanying notes.

Capital Accumulation Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 28,	Year Ended October 30,
	2012	2011
Additions:
Employer incentive and match contributions	$2,089,508	$1,983,854
Participant contributions	2,767,372	2,492,134
Employee rollover	437,959	107,277
Investment income	470,664	476,509
Interest income – promissory notes receivable	185,985	156,539
Total additions	5,951,488	5,216,313

Deductions:
Distributions to participants	2,161,897	2,571,676
Administrative expenses	100,320	88,138
Total deductions	2,262,217	2,659,814

Net realized and unrealized appreciation in fair market value of investments	1,755,254	1,538,493
Net additions	5,444,525	4,094,992
Net assets available for benefits at beginning of year	43,008,003	38,913,011
Net assets available for benefits at end of year	$48,452,528	$43,008,003

See accompanying notes.

Capital Accumulation Plan

Notes to Financial Statements

October 28, 2012

1. Significant Accounting Policies

The accounting records of the Capital Accumulation Plan (the Plan) are maintained on an accrual basis.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan records financial assets and liabilities at fair value. See Note 3 for further discussion of fair value measurements.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. The guidance in ASU 2010-06 has been fully adopted for the plan year ending October 28, 2012.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments are to be applied prospectively and are effective for the plan year beginning October 29, 2012. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Capital Accumulation Plan

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

All costs and expenses of administering the Plan are paid by the Plan unless paid by Rochelle Foods, LLC (the Sponsor).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s year-end is the last Sunday of October.

The Plan, sponsored by Rochelle Foods, LLC, is a contributory defined-contribution plan covering certain employees of Rochelle Foods, LLC; Creative Contract Packaging, LLC; Fort Dodge Foods, LLC; Diamond Crystal Brands, Inc. – Quakertown; Osceola Foods, LLC; Burke Marketing Corporation; Provena Foods, Inc.; Lloyd’s Barbeque Company, LLC; Progressive Processing, LLC; and Mexican Accent, LLC. Employees generally become participants in the Plan on the enrollment date following six months of eligibility service, with respect to employee deferral contributions.

Employees who elect to become members of the Plan authorize a deduction of 1% to 50% of their compensation for each pay period, subject to Internal Revenue Service (IRS) limitations. An eligible employee who has not made an election to participate in the Plan shall be deemed a member of the Plan and will automatically contribute 2% to the Plan through payroll deduction. The automatic enrollment feature is not available to employees of Rochelle Foods, LLC or Provena Foods, Inc., so these employees must elect to become a member of the Plan. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. The Sponsor provides matching and fixed incentive contributions. These contributions vary according to employee classification and employer.

Capital Accumulation Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Each participant’s account is credited with the participant’s and the Sponsor’s contributions and plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant contributions are always fully vested. Participants become vested 20% per year, over five years, in the company fixed incentive and company match accounts. Forfeitures used to reduce employer contributions for the years ended October 28, 2012 and October 30, 2011, were $50,761 and $42,411, respectively. Cumulative forfeited nonvested accounts as of October 28, 2012 and October 30, 2011, were $13,847 and $3,204, respectively.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor. Benefits are recorded when paid.

Promissory notes receivable are loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one year to five years or up to fifteen years for the purchase of a primary residence. The interest rate is 2% over the prime rate of interest published in The Wall Street Journal on the date the loan is granted or, if the loan is for a primary residence, on the date the loan is requested. Participants are required to make repayments of principal and interest through payroll deductions. The loans are secured by the balance in a participant’s account. No allowance for credit losses has been recorded as of October 28, 2012 or October 30, 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time without the consent of any participant or beneficiary subject to restrictions set by a collective bargaining agreement and subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement

During the years ended October 28, 2012 and October 30, 2011, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended October 28, 2012	Year Ended October 30, 2011
Net appreciation (depreciation) in fair value during the year:
Pooled separate accounts	$1,551,964	$987,007
Separate trust accounts	209,784	170,960
Nonpooled separate account (containing Hormel Foods Corporation common stock)	(6,494)	380,526
	$1,755,254	$1,538,493

Participants are authorized to invest up to 100% of the fair value of their assets available for benefits in the Hormel Foods Corporation Stock Fund, which consists of Hormel Foods Corporation common stock and cash. Such investment totaled approximately 3.8% and 4.5% of total investments at October 28, 2012 and October 30, 2011, respectively.

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 28, 2012	October 30, 2011
Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Growth Option Fund	$9,402,532	$7,253,697
Moderate Option Fund	6,601,499	6,090,797
Aggressive Option Fund	2,821,861	2,575,215

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	17,422,690	15,373,161

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The Plan accounts for its financial assets and liabilities in accordance with ASC 820, which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•                 Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                 Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

–                Quoted prices for similar assets and liabilities in active markets

–                Quoted prices for identical or similar assets or liabilities in markets that are not active

–                Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

–                Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•                 Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Pooled Separate Accounts

Fair value represents the net asset value (NAV) of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

The lifecycle funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, and mortgage-backed and other asset-backed securities, common stocks, and cash.

The pooled separate accounts are deemed to be Level 2 investments unless the separate account includes a general investment account. A general investment account is adjusted for contract value and is therefore deemed to be a Level 3 investment. See below for a description of the General Investment Account included within the Stable Value Fund.

Separate Trust Accounts

The separate trust accounts consist primarily of marketable securities valued at the last reported sales price on the last business day of the year and are therefore deemed to be a Level 1 investment.

The U.S. equities funds include a mix of predominately U.S. common stocks and cash.

The international equities fund includes a mix of predominately foreign common stocks and cash.

The fixed income fund includes a mix of U.S. and foreign-issued corporate bonds, common stocks, and cash.

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Nonpooled Separate Account

The nonpooled separate account consists of common stock of Hormel Foods Corporation, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is recorded at carrying value as maturities are less than three months. This nonpooled separate account is deemed to be a Level 1 investment.

Stable Value Fund

The investment in the stable value fund (the General Investment Account) is reported at fair value with a reported adjustment to contract value shown in the statements of net assets available for benefits; therefore, the General Investment Account is deemed to be a Level 3 investment. The statements of changes in net assets available for benefits are prepared on a contract value basis. The Plan’s insurance company general account contract is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

The Plan has entered into a benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual), which is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as investment year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The General Investment Account contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor.  The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

The crediting interest rate on the General Investment Account was 3.20% and 3.55% as of October 28, 2012 and October 30, 2011, respectively. The average yield was 2.87% during plan year 2012 and 3.18% during plan year 2011, which approximates the actual interest rate credited to the plan participants.

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The investments of the Plan that are measured at fair value on a recurring basis as of October 28, 2012 and October 30, 2011, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 28, 2012
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Pooled separate accounts:
Lifecycle funds	$19,471,176	$–	$18,825,892	$645,284
U.S. equity funds	2,234,206	–	2,234,206	–
Fixed income fund	623,308	–	623,308	–
Total pooled separate accounts	22,328,690	–	21,683,406	645,284

Separate trust accounts:
U.S. equity funds	3,272,169	3,272,169	–	–
International equity funds	1,300,346	1,300,346	–	–
Fixed income fund	570,441	570,441	–	–
Total separate trust accounts	5,142,956	5,142,956	–	–

Nonpooled separate account:
Hormel Foods Corporation Stock Fund	1,757,433	1,757,433	–	–

General Investment Account	17,422,690	–	–	17,422,690
	$46,651,769	$6,900,389	$21,683,406	$18,067,974

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

	Fair Value Measurements at October 30, 2011
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Pooled separate accounts:
Lifecycle funds	$16,546,324	$–	$15,919,709	$626,615
U.S. equity funds	1,864,547	–	1,864,547	–
Fixed income fund	540,668	–	540,668	–
Total pooled separate accounts	18,951,539	–	18,324,924	626,615

Separate trust accounts:
U.S. equity funds	2,550,292	2,550,292	–	–
International equity funds	1,265,295	1,265,295	–	–
Fixed income fund	501,098	501,098	–	–
Total separate trust accounts	4,316,685	4,316,685	–	–

Nonpooled separate account:
Hormel Foods Corporation Stock Fund	1,821,229	1,821,229	–	–

General Investment Account	15,373,161	–	–	15,373,161
	$40,462,614	$6,137,914	$18,324,924	$15,999,776

Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

	General Investment Account	Pooled Separate Account (Lifecycle Fund)	Total
Balance, October 31, 2010	$14,237,699	$599,005	$14,836,704
Purchases	1,965,189	82,118	2,047,307
Sales	(1,391,374)	(80,830)	(1,472,204)
Interest and dividend income*	471,327	135	471,462
Realized gains**	–	8,194	8,194
Unrealized gains relating to investments still held at the report date**	90,320	17,993	108,313
Balance, October 30, 2011	15,373,161	626,615	15,999,776
Purchases	1,590,400	134,202	1,724,602
Sales	(1,023,373)	(149,187)	(1,172,560)
Interest and dividend income*	470,643	15	470,658
Realized gains**	–	14,828	14,828
Unrealized gains relating to investments still held at the report date**	1,011,859	18,811	1,030,670
Balance, October 28, 2012	$17,422,690	$645,284	$18,067,974

*   Included in investment income, statements of changes in net assets available for benefits

** Included in net realized and unrealized appreciation in fair value of investments, statements of changes in net assets available for benefits

Capital Accumulation Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the IRS dated December 5, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. The Plan was amended subsequent to the IRS determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of October 28, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to the plan year ending October 2009.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Capital Accumulation Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN: 36-3889635 Plan Number: 001

October 28, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Nonpooled separate account:
State Street Corporation:*

Hormel Foods Corporation Stock Fund	40,909 units	$1,757,433

Insurance company general account:
Massachusetts Mutual Life Insurance Company:*
General Investment Account, contract value	782,501 units	15,134,504

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Moderate Option Fund	549,984 units	6,601,499
Conservative Option Fund	56,128 units	645,284
Aggressive Option Fund	234,158 units	2,821,861
Growth Option Fund	785,304 units	9,402,532
Select Fundamental Value Fund (Wellington)	6,461 units	1,063,900
Select Large Cap Value Fund (Columbia/Huber)	3,027 units	594,436
MM S&P 500 Select Index Fund (Northern Trust)	4,164 units	575,870
Premier Core Bond Fund (Babson Capital)	295 units	623,308
Total pooled separate accounts		22,328,690

Separate trust accounts:
State Street Corporation:*
CRM Small Cap Value Fund	56,616 units	679,879
Dodge & Cox International Fund	122,533 units	1,300,346
Black Rock High Yield Bond Fund	31,540 units	570,441
MainStay Large Cap Growth Fund	159,744 units	1,768,348
Wasatach Small Cap Growth Fund	76,518 units	823,942
Total separate trust accounts		5,142,956

Promissory notes*	Varying maturity dates with interest rates ranging from 4.25% to 9.25%	3,996,722
Total assets (held at end of year)		$48,360,305

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CAPITAL ACCUMULATION PLAN

Date: April 26, 2013	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN Executive Vice President and Chief Financial Officer, Hormel Foods Corporation

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm